Delaware Investments Colorado
Insured Municipal Income Fund, Inc.
N-SAR

Exhibit List


Exhibit		Reference

77.D	Policies with respect to
security investments

At a meeting on August 16-17, 2006,
the Fund's Board of Directors
approved the following change to the
Fund's non-fundamental investment
policies. The change became
effective on September 1, 2006.

The Fund may invest up to 20% of its
net assets in municipal obligations
issued by or on behalf of
territories of the United States -
such as Guam, the U.S. Virgin
Islands or Puerto Rico - that are
exempt from Colorado and federal
income tax, subject to the Fund's
fundamental investment policy to
invest 80% of its net assets in
Colorado municipal obligations.